FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2023

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER 2023

CORPORATE PROFILE

Videotron Ltd., a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications corporations. Unless the context otherwise requires, “Videotron” or the “Corporation” refers to Videotron Ltd. and its subsidiaries.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2023 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAN”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2022 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The Corporation uses financial measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA and adjusted cash flows from operations, and key performance indicators, such as revenue-generating unit (“RGU”) and average monthly revenue per unit (“ARPU”). Beginning in the first quarter of 2023, the Corporation has elected to exclude subscribers to OTT video services and customers of third-party Internet access providers from its RGUs, as these indicators are not very representative for the purpose of evaluating the Corporation’s performance. Definitions of the non-IFRS measures and key performance indicators used by the Corporation are provided in the “Non-IFRS financial measures” and “Key performance indicators” sections below.

Highlights

First quarter 2023

Revenues: $925.0 million, a $21.6 million (2.4%) increase.

Adjusted EBITDA:1 $474.2 million, a $14.2 million (3.1%) increase.

Net income attributable to the shareholder: $186.9 million, a $12.0 million increase.

Adjusted cash flows from operations:1 $379.5 million, a $34.9 million (10.1%) increase.

Cash flows provided by operating activities: $313.1 million, a $48.2 million (18.2%) increase.

1 See “Non-IFRS financial measures.”

1

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Three months ended March 31
	2023	2022
Revenues
Internet	$314.7	$298.6
Mobile telephony	201.1	187.3
Television	199.4	197.3
Wireline telephony	71.3	75.2
Mobile equipment sales	75.1	63.8
Wireline equipment sales	15.9	32.3
Other	47.5	48.9
	925.0	903.4
Employee costs	(97.9)	(101.3)
Purchase of goods and services	(352.9)	(342.1)
Adjusted EBITDA	474.2	460.0
Depreciation and amortization	(172.2)	(177.8)
Financial expenses	(58.8)	(58.0)
Gain (loss) on valuation and translation of financial instruments	0.2	(0.1)
Restructuring of operations and other items	(2.1)	(0.8)
Income taxes	(54.4)	(48.4)
Net income	$186.9	$174.9

2

Table 1 (continued)

	Three months ended March 31
	2023	2022
Additions to property, plant and equipment and to intangible assets:
Additions to property, plant and equipment	$74.9	$93.2
Additions to intangible assets	19.8	22.2
	94.7	115.4
Cash flows:
Adjusted cash flows from operations:	379.5	344.6
Cash flows provided by operating activities	313.1	264.9

	March 31, 2023	Dec. 31, 2022
Balance sheet
Cash and cash equivalents	$0.6	$1.8
Working capital	21.0	(10.4)
Net assets related to derivative financial instruments	191.2	199.5
Total assets	9,519.7	8,746.9
Long-term debt	5,978.2	5,318.3
Lease liabilities (current and long term)	154.8	158.3
Equity attributable to the shareholder	(70.5)	(231.1)

•	The Corporation’s revenues increased by $21.6 million (2.4%) and its adjusted EBITDA by $14.2 million (3.1%) in the first quarter of 2023.

•	Videotron increased its revenues from mobile services and equipment ($25.1 million or 10.0%) and Internet access ($16.1 million or 5.4%) in the first quarter of 2023.

•	There was a net increase of 4,100 (0.1%) RGUs in the first quarter of 2023, including 26,200 (1.5%) connections to the mobile telephony service and 8,800 (0.5%) subscriptions to Internet access services.

•	Since the beginning of 2023, Videotron has been awarded certain distinctions. Videotron was ranked the most respected telecommunications company in Québec for the 17th time since 2006, in the 2023 Léger reputation survey released on April 5, 2023. And for the fourth year in a row, Fizz placed first for online experience in Canada’s telecommunications industry on Léger’s WOW Digital Index. These distinctions are further evidence of Videotron's unique and close relationship with Quebecers.

•	On April 3, 2023, Videotron acquired Freedom Mobile Inc. (“Freedom”) from Shaw Communications Inc. (“Shaw”) for a purchase price of $2.85 billion. Videotron paid $2.17 billion in cash and assumed certain debts, mainly lease obligations. The consideration paid is subject to certain post-closing adjustments. The acquisition of Freedom immediately preceded the acquisition of Shaw by Rogers Communications Inc. (“Rogers”). All required regulatory approvals were obtained prior to both transactions. Videotron’s acquisition of Freedom includes the Freedom Mobile brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. The transaction also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone), roaming services and wholesale Internet services. Videotron also made certain commercial commitments to the Minister of Innovation, Science and Industry. These transactions will support the expansion of the Corporation’s telecommunications services in Ontario and Western Canada.

3

On the same date, Videotron entered into a new $2.10 billion secured term credit facility with a syndicate of financial institutions to finance the acquisition of Freedom. The term credit facility consists of three tranches of equal size maturing in October 2024, April 2026 and April 2027, bearing interest at Bankers’ acceptance rate, Secured Overnight Financing Rate (“SOFR”), Canadian prime rate or U.S. prime rate, plus a premium determined by Videotron's leverage ratio. On April 10, 2023, Videotron entered into a floating-to-fixed interest rate swap in relation with the $700.0 million tranche maturing in April 2027, fixing the interest rate at 5.203% based on Videotron’s current leverage ratio. The swap becomes effective on May 4, 2023 and matures on April 3, 2027.

•	On January 26, 2023, Videotron announced a $9.9 million investment in the acquisition of spectrum licences in the 600 MHz band in Manitoba and in the 3500 MHz band in Québec. The spectrum was acquired in the auction of residual spectrum licences that concluded on January 25, 2023.

•	On January 17, 2023, Quebecor Media issued a $836.0 million promissory note to Videotron, bearing interest at 7.000% and repayable on demand. Drawings under Videotron’s secured revolving credit facility were used to finance this promissory note.

•	On January 13, 2023, Videotron’s secured revolving credit facility was amended to increase it from $1.50 billion to $2.00 billion. Certain terms and conditions of this credit facility were also amended.

4

2023/2022 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of operations and cash flows

Revenues: $925.0 million in the first quarter of 2023, a $21.6 million (2.4%) increase.

•	Revenues from mobile telephony services increased $13.8 million (7.4%) to $201.1 million, due primarily to an increase in the number of subscriber connections and higher average per-connection revenue.

•	Revenues from Internet access services increased $16.1 million (5.4%) to $314.7 million, due mainly to the impact of the acquisition of VMedia Inc. ("VMedia") in July 2022, subscriber base growth and higher average per-customer revenue.

•	Revenues from television services increased $2.1 million (1.1%) to $199.4 million, mainly because of the impact of the acquisition of VMedia and higher average per-customer revenue, partially offset by the decrease in the number of customers.

•	Revenues from wireline telephony services decreased $3.9 million (-5.2%) to $71.3 million, mainly because of the impact of the net decrease in subscriber connections, partially offset by higher average per-connection revenues.

•	Revenues from mobile equipment sales to customers increased $11.3 million (17.7%) to $75.1 million, mainly because of increases in the number and price of mobile devices sold.

•	Revenues from wireline equipment sales to customers decreased $16.4 million (-50.8%) to $15.9 million, mainly because of a lower volume of equipment sales related to the Helix platform.

•	Other revenues decreased $1.4 million (-2.9%) to $47.5 million.

ARPU: Videotron’s total ARPU was $47.35 in the first quarter of 2023 compared with $46.40 in the same period of 2022, a $0.95 (2.0%) increase. Mobile ARPU was $38.91 in the first quarter of 2023 compared with $38.70 in the same period of 2022, a $0.21 (0.5%) increase.

Customer statistics

RGUs – The total number of RGUs was 5,544,500 at March 31, 2023, an increase of 4,100 (0.1%) from the end of the fourth quarter of 2022 (compared with a decrease of 600 in the same period of 2022), and a 12-month increase of 91,900 (1.7%), including the addition of VMedia’s 57,000 RGUs at the time of its acquisition (Table 2).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 1,736,600 at March 31, 2023, an increase of 26,200 (1.5%) from the end of the fourth quarter of 2022 (compared with an increase of 24,500 in the same period of 2022), and a 12-month increase of 110,200 (6.8%) (Table 2).

Internet access – The number of subscribers to Internet access services stood at 1,691,500 at March 31, 2023, an increase of 8,800 (0.5%) from the end of the fourth quarter of 2022 (compared with an increase of 8,400 in the same period of 2022), and a 12-month increase of 75,300 (4.7%), including the addition of VMedia's 37,200 subscribers at the time of its acquisition (Table 2).

Television – The number of subscribers to television services stood at 1,385,600 at March 31, 2023, a decrease of 10,500 (-0.8%) from the end of the fourth quarter of 2022 (compared with a decrease of 12,200 in the same period of 2022), and a 12-month decrease of 20,800 (-1.5%), net of the addition of VMedia's 17,400 subscribers at the time of its acquisition (Table 2).

Wireline telephony – The number of subscriber connections to wireline telephony services stood at 730,800 at March 31, 2023, a decrease of 20,400 (-2.7%) from the end of the fourth quarter of 2022 (compared with a decrease of 21,300 in the same period of 2022), and a 12-month decrease of 72,800 (-9.1%), net of the addition of VMedia’s 2,400 subscriber connections at the time of its acquisition (Table 2).

5

Table 2

Quarter-end RGUs for the last eight quarters

(in thousands of units)

	Mar. 2023	Dec. 2022	Sept. 2022	June 2022	Mar. 2022	Dec. 2021	Sept. 2021	June 2021
Mobile telephony	1,736.6	1,710.4	1,697.3	1,661.0	1,626.4	1,601.9	1,571.3	1,530.4
Internet	1,691.5	1,682.7	1,678.0	1,617.7	1,616.2	1,607.8	1,596.7	1,574.2
Television	1,385.6	1,396.1	1,402.1	1,393.5	1,406.4	1,418.6	1,428.0	1,441.4
Wireline telephony	730.8	751.2	769.9	785.7	803.6	824.9	847.4	872.4
Total	5.544.5	5,540.4	5,547.3	5,457.9	5,452.6	5,453.2	5,443.4	5,418.4

Adjusted EBITDA: $474.2 million, a $14.2 million (3.1%) increase due primarily to the impact of the net revenue increase.

Cost/revenue ratio: Employee costs and purchases of goods and services, expressed as a percentage of revenues, were 48.7% in the first quarter of 2023 compared with 49.1% in the same period of 2022.

Net income attributable to the shareholder: $186.9 million in the first quarter of 2023, compared with $174.9 million in the same period of 2022, an increase of $12.0 million.

•	The main favourable variances were:

o	$14.2 million increase in adjusted EBITDA;

o	$5.6 million decrease in the depreciation and amortization charge.

•	The main unfavourable variances were:

o	$6.0 million increase in the income tax expense;

o	$1.3 million unfavourable variance in the charge for restructuring of operations and other items.

Adjusted cash flows from operations: $379.5 million in the first quarter of 2023 compared with $344.6 million in the same period of 2022 (Table 9). This $34.9 million increase was mainly due to the $18.3 million decrease in additions to property, plant and equipment because of a temporary slowdown in spending on the LTE-A network and a decreased in spending on the customer equipment leasing program, and the $14.2 million increase in adjusted EBITDA.

Cash flows provided by operating activities: $313.1 million in the first quarter of 2023, a $48.2 million (18.2%) increase due primarily to the favourable net change in non-cash balances related to operating activities and the increase in adjusted EBITDA.

Depreciation and amortization charge: $172.2 million in the first quarter of 2023, a $5.6 million decrease due mainly to the impact of decreased investment in property, plant and equipment, including lower spending related to the leasing of set-top boxes.

Financial expenses: $58.8 million in the first quarter of 2023, a $0.8 million increase.

Gain on valuation and translation of financial instruments: $0.2 million in the first quarter of 2023, a $0.3 million favourable variance.

Charge for restructuring of operations and other items: $2.1 million in the first quarter of 2023, a $1.3 million unfavorable variance.

Income tax expense: $54.4 million in the first quarter of 2023 (effective tax rate of 27.0%), compared with $48.4 million in the same period of 2022 (effective tax rate of 26.1%), a $6.0 million unfavourable variance.

6

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Cash flows provided by operating activities: $313.1 million in the first quarter of 2023, compared with $264.9 million in the same period of 2022.

The $48.2 million increase was primarily due to:

•	$36.0 million favourable net change in non-cash balances related to operating activities, due primarily to favourable variances in inventory and deferred revenues, partially offset by unfavourable variances in accounts payable and accrued charges, and contract assets;

•	$14.2 million increase in adjusted EBITDA.

Working capital: $21.0 million at March 31, 2023 compared with negative $10.4 million at December 31, 2022. The $31.4 million favourable variance was due primarily to decreases in accounts payable, accrued charges and provisions, and in income tax payable, partially offset by the decrease in accounts receivable and the increase in bank indebtedness.

Investing activities

Cash flows used for additions to property, plant and equipment: $87.4 million in the first quarter of 2023 compared with $89.2 million in the same period of 2022. The $1.8 million reduction was mainly due to a temporary slowdown in spending on the LTE-A network and a decreased in spending on the customer equipment leasing program, partially offset by a $16.5 million unfavourable net change in current non-cash items.

Deferred subsidies used to finance additions to property, plant and equipment: $20.0 million in the first quarter of 2023, compared with $31.7 million in the same quarter of 2022. These amounts represent the use of subsidies received under the program to roll out high-speed Internet services in various regions of Québec, and recorded as a reduction of additions to property, plant and equipment.

Cash flows used for additions to intangible assets: $44.1 million in the first quarter of 2023 compared with $26.0 million in the same period of 2022. The $18.1 million increase reflects mainly the $10.6 million unfavourable net variance in current non-cash items and Videotron’s acquisitions, totalling $9.9 million of spectrum licences in the 600 MHz band in Manitoba and the 3500 MHz band in Québec.

Proceeds from disposal of assets: $0.3 million in the first quarter of 2023 compared with $1.4 million in the same period of 2022.

Issuance of a promissory note to the parent corporation: $836.0 million in the first quarter of 2023. On January 17, 2023, Quebecor Media issued a $836.0 million promissory note to Videotron, bearing interest at 7.000%. Drawings under Videotron’s secured revolving credit facility were used to finance this promissory note.

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $683.1 million increase in the first quarter of 2023; $8.3 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•	Debt increases in the first quarter of 2023 essentially consisted of:

o	$671.6 million increase in total drawings on the secured revolving bank credit facility;

o	$23.2 million increase in the bank indebtedness.

•	Debt reductions in the first quarter of 2023 essentially consisted of:

o	$13.5 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by the decrease in the asset (or increase in the liability) related to derivative financial instruments.

7

•	Assets and liabilities related to derivative financial instruments totalled a net asset of $191.2 million at March 31, 2023 compared with $199.5 million at December 31, 2022. The $8.3 million net unfavourable variance was mainly due to:

o	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

o	favourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•	On April 3, 2023, Videotron entered into a new $2.10 billion secured term credit facility with a syndicate of financial institutions to finance the acquisition of Freedom. The term credit facility consists of three tranches of equal size maturing in October 2024, April 2026 and April 2027, bearing interest at Bankers’ acceptance rate, SOFR, Canadian prime rate or U.S. prime rate, plus a premium determined by Videotron's leverage ratio. On April 10, 2023, Videotron entered into a floating-to-fixed interest rate swap in relation with the $700.0 million tranche maturing in April 2027, fixing the interest rate at 5.203% based on Videotron’s current leverage ratio. The swap becomes effective on May 4, 2023 and matures on April 3, 2027.

•	On January 17, 2023, Quebecor Media issued a $836.0 million promissory note to Videotron, bearing interest at 7.000% and repayable on demand. Drawings under Videotron’s secured revolving credit facility were used to finance this promissory note.

•	On January 13, 2023, Videotron’s secured revolving credit facility was amended to increase it from $1.50 billion to $2.00 billion. Certain terms and conditions of this credit facility were also amended.

Financial position

Net available liquidity: $1.23 billion at March 31, 2023 for the Corporation and its wholly owned subsidiaries, consisting of $1.26 billion in available unused revolving credit facilities, less $23.4 million in bank indebtedness.

As at March 31, 2023, minimum principal payments on long-term debt in the coming years were as follows:

Table 3

Minimum principal payments on the corporation’s long-term debt

12 months ending March 31

(in millions of Canadian dollars)

2024	$–
2025	811.0
2026	775.0
2027	742.1
2028	811.0
2029 and thereafter	2,875.7
Total	$6,014.8

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes, in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions, and other factors. The amounts involved may be material.

Pro forma the new $2.10 billion secured credit facility obtained on April 3, 2023, the weighted average term of the Corporation’s consolidated debt was approximately 4.2 years as of March 31, 2023 (5.0 years as of December 31, 2022). After taking into account hedging instruments, debt consisted of approximately 70.6% fixed-rate debt (95.1% at December 31, 2022) and 29.4% floating-rate debt (4.9% at December 31, 2022), pro forma the new $2.10 billion secured credit facility.

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, business acquisitions, working capital, interest payments, income tax payments, debt and lease repayments, pension plan contributions, share repurchases and dividends or distributions to the shareholder in the future. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

8

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At March 31, 2023, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

During the three-month period ended March 31, 2023, the Corporation paid $30.0 million in common dividends to the parent corporation ($25.0 million in the same period of 2022). The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

Participation in 600 MHz and 3500 MHz spectrum auction

On January 26, 2023, Videotron announced a $9.9 million investment in the acquisition of spectrum licences in the 600 MHz band in Manitoba and in the 3500 MHz band in Québec. The acquisition was made in the auction of residual spectrum licences that concluded on January 25, 2023 with the announcement by Innovation, Science and Economic Development Canada (ISED) of the tentatively accepted bids. Videotron is thus increasing its wireless service capacity and continuing to pave the way for the expansion of its wireless infrastructure outside Québec.

Acquisition of Freedom

Videotron’s acquisition of Freedom enables the Corporation to enter the British Columbia and Alberta telecommunications markets and strengthen its position in the Ontario market. Three well-established incumbent local exchange carriers (“ILECs”) that hold an array of spectrum licenses and have considerable operational and financial resources are present in these markets. Videotron’s acquisition of Freedom creates a more competitive mobile telephony environment in the markets where Freedom operates. That said, the Corporation anticipates that significant and recurring investments will be required in these new markets in order to, among other things, potentially acquire new spectrum licenses so it can deploy the latest technologies, expand and maintain the newly acquired mobile networks, support the launch and penetration of new services, and compete effectively with the ILECs and other current or potential competitors in these markets.

9

Analysis of consolidated balance sheet

Table 4

Consolidated balance sheet of the Corporation

Analysis of main differences between March 31, 2023 and December 31, 2022

(in millions of Canadian dollars)

	March 31, 2023[1]	Dec. 31, 2022[1]	Difference	Main reasons for difference
Assets
Accounts receivable	$592.9	$619.1	$(26.2)	Impact of current variances in activities.
Income taxes[2]	2.0	(24.5)	26.5	Current disbursements less current income taxes for the period.
Property, plant and equipment	2,560.5	2,610.4	(49.9)	Depreciation for the period less additions to property, plant and equipment.
Intangible assets	2,157.0	2,162.7	(5.7)	Amortization for the period less additions to intangible assets.
Promissory notes to the parent corporation	996.0	160.0	836.0	Quebecor Media issued a $836.0 million promissory note to Videotron, bearing interest at 7.000%
Liabilities
Accounts payable, accrued charges and provisions	565.3	629.5	(64.2)	Impact of current variances in activities.
Long-term debt, including bank indebtedness	6,001.8	5,318.7	683.1	See “Financing activities.”
Deferred income tax	695.9	715.5	(19.6)	Impact of variances in activity on consolidated statement of income and consolidated statement of comprehensive income

[1]	The “restricted cash” and “deferred subsidies” line items are combined for the purposes of the analysis.
[2]	Current assets less current liabilities.

10

ADDITIONAL INFORMATION

Contractual obligations

At March 31, 2023, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 5 below shows a summary of these contractual obligations.

Table 5

Contractual obligations of the Corporation as of March 31, 2023

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1,2]	$6,014.8	$–	$1,586.0	$1,553.1	$2,875.7
Interest payments on long-term debt[3]	1,169.1	196.5	483.2	297.1	192.3
Lease liabilities	154.8	41.7	59.6	33.8	19.7
Interest payments on lease liabilities	19.0	6.2	7.7	3.4	1.7
Additions to property, plant and equipment and other commitments	717.7	216.0	311.6	107.4	82.7
Derivative financial instruments[4]	(218.6)	7.0	(148.7)	(6.5)	(70.4)
Total contractual obligations	$7,856.8	$467.4	$2,299.4	$1,988.3	$3,101.7

[1]	Excludes obligations under subordinated loans due to the parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes.

[2]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

[3]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of March 31, 2023.

[4]	Estimated future receipts, net of future disbursements, related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt using derivative financial instruments.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to the Corporation than could have been obtained from independent third parties.

Operating transactions

During the first quarter of 2023, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $25.9 million ($30.7 million in the same quarter of 2022), which are included in purchase of goods and services. The Corporation generated revenues from the parent and affiliated corporations in the amount of $1.0 million ($0.9 million in the same quarter of 2022). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The Corporation has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis. The Corporation incurred management fees of $8.3 million with its parent corporation in the first quarter of 2023 ($7.1 million in the same quarter of 2022).

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debt. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

11

Certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2023 and December 31, 2022 were as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	March 31, 2023		December 31, 2022
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(6,014.8)	$(5,556.1)	$(5,356.6)	$(4,800.7)
Derivative financial instruments
Foreign exchange forward contracts	1.6	1.6	3.4	3.4
Cross-currency swaps	189.6	189.6	196.1	196.1

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

Gains and losses on valuation and translation of financial instruments in the first quarters of 2023 and 2022 are summarized in Table 7.

Table 7

(Gain) loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended March 31
	2023	2022
(Gain) loss on the ineffective portion of fair value hedges	$(0.2)	$0.1
	$(0.2)	$0.1

A $3.9 million gain was recorded under “Other comprehensive income” in the first quarter of 2023 in relation to cash flow hedging relationships ($11.3 million loss in the same period of 2022).

12

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA and adjusted cash flows from operations, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items and income tax. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues of the Corporation. The Corporation also uses other measures that do reflect such costs, such as adjusted cash flows from operations. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 8 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 8

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2023	2022
Adjusted EBITDA	$474.2	$460.0
Depreciation and amortization	(172.2)	(177.8)
Financial expenses	(58.8)	(58.0)
Gain (loss) on valuation and translation of financial instruments	0.2	(0.1)
Restructuring of operations and other items	(2.1)	(0.8)
Income taxes	(54.4)	(48.4)
Net income	$186.9	$174.9

13

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by its operations. Adjusted cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Tables 9 and 10 provide a reconciliation of adjusted cash flows from operations to cash flows provided by operating activities reported in the condensed consolidated financial statements.

Table 9

Adjusted cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2023	2022
Adjusted EBITDA	$474.2	$460.0
Additions to property, plant and equipment[1]	(74.9)	(93.2)
Additions to intangible assets[2]	(19.8)	(22.2)
Adjusted cash flows from operations	$379.5	$344.6

[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements	Three months ended March 31
	2023	2022
Additions to property, plant and equipment	$(74.9)	$(93.2)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(12.5)	4.0
Cash flows used for additions to property, plant and equipment	$(87.4)	$(89.2)

[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements	Three months ended March 31
	2023	2022
Additions to intangible assets	$(19.8)	$(22.2)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(14.4)	(3.8)
Cash flows used for licence acquisitions	(9.9)	–
Cash flows used for additions to intangible assets	$(44.1)	$(26.0)

14

Table 10

Adjusted cash flows from operations and cash flows provided by operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2023	2022
Adjusted cash flows from operations from Table 9	$379.5	$344.6
Plus (minus)
Additions to property, plant and equipment	74.9	93.2
Additions to intangible assets	19.8	22.2
Adjusted EBITDA	474.2	460.0

Plus (minus)
Cash portion of financial expenses	(57.2)	(56.6)
Cash portion related to restructuring of operations and other items	(2.1)	(0.8)
Current income taxes	(74.2)	(75.3)
Other	–	1.2
Net change in non-cash balances related to operating activities	(27.6)	(63.6)
Cash flows provided by operating activities	$313.1	$264.9

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access and television services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average monthly revenue per unit

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues per average RGU. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies.

Mobile ARPU is calculated by dividing mobile telephony revenues by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ARPU is calculated by dividing the combined revenues from mobile and wireline telephony, Internet access, television and OTT services by the total average number of RGUs from mobile and wireline telephony, Internet access and television services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Videotron’s ability to continue successfully developing its network and the facilities that support its mobile services;

15

•	general economic, financial or market conditions and variations in its businesses;

•	the intensity of competitive activity in the industries in which Videotron operates;

•	Videotron's ability to penetrate new, highly competitive markets and the accuracy of estimates of the size of potential markets;

•	new technologies that might change consumer behaviour towards Videotron’s product suites;

•	unanticipated higher capital spending required for developing Videotron’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s businesses;

•	Videotron’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	disruptions to the network through which Videotron provides its television, Internet access, mobile and wireline telephony and OTT services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•	labour disputes or strikes;

•	service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and other public health crises, and political instability in some countries;

•	impact of emergency measures that have been or may be implemented by various levels of government;

•	changes in Videotron’s ability to obtain services and equipment critical to its operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Videotron’s licenses or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Videotron’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt;

•	interest rate fluctuations that could affect a portion of Videotron’s interest payment requirements on long-term debt;

•	risks associated with the acquisition of Freedom, including the ability to successfully integrate Freedom’s operations following the acquisition and capture synergies, and potential unknown liabilities or costs associated with the acquisition of Freedom; and

•	the anticipated benefits and effects of the acquisition of Freedom may not be realized in a timely manner or at all. Among other things, the outcome of litigation or other regulatory proceedings associated with the acquisition of Freedom could result in changes to the parameters of the transaction.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

16

Condensed consolidated financial statements of

VIDEOTRON LTD.

Three-month periods ended March 31, 2023 and 2022

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)		Three months ended
(unaudited)		March 31
	Note	2023	2022

Revenues
Internet		$314.7	$298.6
Mobile telephony		201.1	187.3
Television		199.4	197.3
Wireline telephony		71.3	75.2
Mobile equipment sales		75.1	63.8
Wireline equipment sales		15.9	32.3
Other		47.5	48.9
		925.0	903.4

Employee costs	2	97.9	101.3
Purchase of goods and services	2	352.9	342.1
Depreciation and amortization		172.2	177.8
Financial expenses	3	58.8	58.0
(Gain) loss on valuation and translation of financial instruments		(0.2)	0.1
Restructuring of operations and other items		2.1	0.8
Income before income taxes		241.3	223.3

Income taxes (recovery):
Current		74.2	75.3
Deferred		(19.8)	(26.9)

		54.4	48.4

Net income		$186.9	$174.9

Net income attributable to
Shareholder		$186.9	$174.9

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)		Three months ended
(unaudited)		March 31
	Note	2023	2022

Net income		$186.9	$174.9

Other comprehensive income:	8

Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments		3.9	(11.3)
Deferred income taxes		(0.2)	2.4

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain		-	68.0
Deferred income taxes		-	(18.0)
		3.7	41.1

Comprehensive income		$190.6	$216.0

Comprehensive income attributable to
Shareholder		$190.6	$216.0

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)
(unaudited)

	Equity attributable to shareholder			Equity
			Accumulated	attributable
			other com-	to non-
	Capital		prehensive	controlling	Total
	stock	Deficit	loss	interests	equity
	(note 6)		(note 8)

Balance as of December 31, 2021	$295.6	$(613.5)	$(20.8)	$0.4	$(338.3)
Net income	-	174.9	-	-	174.9
Other comprehensive income	-	-	41.1	-	41.1
Dividends	-	(25.0)	-	(0.2)	(25.2)
Balance as of March 31, 2022	295.6	(463.6)	20.3	0.2	(147.5)
Net income	-	582.3	-	0.1	582.4
Other comprehensive loss	-	-	(37.0)	-	(37.0)
Issuance of common shares	17.3	-	-	-	17.3
Dividends	-	(646.0)	-	-	(646.0)
Balance as of December 31, 2022	312.9	(527.3)	(16.7)	0.3	(230.8)
Net income	-	186.9	-	-	186.9
Other comprehensive income	-	-	3.7	-	3.7
Dividends	-	(30.0)	-	(0.1)	(30.1)
Balance as of March 31, 2023	$312.9	$(370.4)	$(13.0)	$0.2	$(70.3)

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)		Three months ended
(unaudited)		March 31
	Note	2023	2022

Cash flows related to operating activities
Net income		$186.9	$174.9
Adjustments for:
Depreciation of property, plant and equipment		126.0	131.1
Amortization of intangible assets		35.4	36.7
Depreciation of right-of-use assets		10.8	10.0
(Gain) loss on valuation and translation of financial instruments		(0.2)	0.1
Amortization of financing costs	3	1.6	1.4
Deferred income taxes		(19.8)	(26.9)
Other		-	1.2
		340.7	328.5
Net change in non-cash balances related to operating activities		(27.6)	(63.6)
Cash flows provided by operating activities		313.1	264.9
Cash flows related to investing activities
Additions to property, plant and equipment		(87.4)	(89.2)
Deferred subsidies used to finance additions to property,
plant and equipment		(20.0)	(31.7)
		(107.4)	(120.9)
Additions to intangible assets		(44.1)	(26.0)
Proceeds from disposal of assets		0.3	1.4
Promissory note to the parent corporation	4	(836.0)	-
Other		-	(0.1)
Cash flows used in investing activities		(987.2)	(145.6)
Cash flows related to financing activities
Net change in bank indebtedness		23.2	23.6
Net change under revolving facility, net of financing fees		670.5	(149.0)
Repayment of lease liabilities		(10.7)	(10.0)
Dividends		(30.0)	(25.0)
Dividends paid to non-controlling interests		(0.1)	(0.2)
Cash flows provided by (used in) financing activities		652.9	(160.6)

Net change in cash, cash equivalents and restricted cash		(21.2)	(41.3)

Cash, cash equivalents and restricted cash at beginning of period		41.1	172.9
Cash, cash equivalents and restricted cash at end of period		$19.9	$131.6

Cash, cash equivalents and restricted cash consist of
Cash		$0.6	$0.8
Cash equivalents		-	0.1
Restricted cash		19.3	130.7
		$19.9	$131.6

Interest and taxes reflected as operating activities
Cash interest payments		$31.5	$24.6
Cash income tax payments (net of refunds)		100.5	94.0

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.
CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)		March 31	December 31
	Note	2023	2022

Assets

Current assets
Cash and cash equivalents		$0.6	$1.8
Restricted cash		19.3	39.3
Accounts receivable		592.9	619.1
Contract assets		45.1	50.2
Amounts receivable from affiliated corporations		61.0	13.6
Income taxes		2.0	-
Inventories		245.5	247.2
Other current assets		129.4	122.0
		1,095.8	1,093.2

Non-current assets
Property, plant and equipment		2,560.5	2,610.4
Intangible assets		2,157.0	2,162.7
Right-of-use assets		124.4	128.1
Goodwill		550.1	550.1
Derivative financial instruments		198.2	199.5
Investments		1,595.0	1,595.0
Promissory notes to the parent corporation	4	996.0	160.0
Other assets		242.7	247.9
		8,423.9	7,653.7
Total assets		$9,519.7	$8,746.9

Liabilities and equity

Current liabilities
Bank indebtedness		$23.6	$0.4
Accounts payable, accrued charges and provisions		565.3	629.5
Amounts payable to affiliated corporations		139.2	95.5
Deferred revenue		285.7	277.1
Deferred subsidies		19.3	39.3
Income taxes		-	24.5
Current portion of lease liabilities		41.7	37.3
		1,074.8	1,103.6

Non-current liabilities
Long-term debt	5	5,978.2	5,318.3
Subordinated loan from parent corporation		1,595.0	1,595.0
Lease liabilities		113.1	121.0
Derivative financial instruments		7.0	-
Deferred income taxes		695.9	715.5
Other liabilities		126.0	124.3
		8,515.2	7,874.1

Equity
Capital stock	6	312.9	312.9
Deficit		(370.4)	(527.3)
Accumulated other comprehensive loss	8	(13.0)	(16.7)
Equity attributable to the shareholder		(70.5)	(231.1)
Non-controlling interests		0.2	0.3
		(70.3)	(230.8)
Subsequent events	10

Total liabilities and equity		$9,519.7	$8,746.9

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

notes to condensed consolidated financial statements

For the three-month periods ended March 31, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (“Videotron” or the "Corporation") is incorporated under the laws of Québec. The Corporation is a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”) and the ultimate parent corporation is Quebecor Inc. (“Quebecor”). Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries. The Corporation’s head office and registered office is located at 612 Saint-Jacques Street, Montreal, Québec, Canada.

The Corporation offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top video services in Canada.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and, accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2022 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Videotron on May 10, 2023.

Comparative figures for the previous period have been restated to conform to the presentation adopted for the three-month period ended March 31, 2023.

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

Three months ended March 31
	2023	2022

Employee costs	$135.6	$140.1
Less employee costs capitalized to property, plant and equipment and to intangible assets	(37.7)	(38.8)
	97.9	101.3
Purchase of goods and services:
Royalties and rights	109.0	105.0
Cost of products sold	103.6	105.3
Subcontracting costs	21.3	28.5
Marketing and distribution expenses	15.0	12.8
Other	104.0	90.5
	352.9	342.1
	$450.8	$443.4

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	FINANCIAL EXPENSES

Three months ended March 31
	2023	2022

Third parties:
Interest on long-term debt	$68.1	$57.9
Amortization of financing costs	1.6	1.4
Interest on lease liabilities	1.4	1.3
Interest on net defined benefit liability	0.2	0.8
Loss (gain) on foreign currency translation on short-term monetary items	0.5	(1.4)
Other	0.8	(0.1)
	72.6	59.9
Affiliated corporations:
Interest expense	37.4	37.4
Dividend income	(37.8)	(37.8)
Interest on lease liabilities	0.4	0.4
Interest income	(13.8)	(1.9)
	(13.8)	(1.9)
	$58.8	$58.0

4.	PROMISSORY NOTES TO THE PARENT CORPORATION

On January 17, 2023, Quebecor Media issued a $836.0 million promissory note payable to Videotron, bearing interest at 7.000% and repayable on demand. Drawings under Videotron’s secured revolving credit facility were used to finance this promissory note.

5.	LONG-TERM DEBT

Components of long-term debt are as follows:

	March 31, 2023	December 31, 2022

Total long-term debt	$6,014.8	$5,356.6
Change in fair value related to hedged interest rate risk	(4.5)	(5.6)
Financing costs, net of amortization	(32.1)	(32.7)
	$5,978.2	$5,318.3

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.	LONG-TERM DEBT (continued)

On January 13, 2023, Videotron’s bank credit facility was amended to increase the secured revolving credit facility from $1.50 billion to $2.00 billion. Certain terms and conditions of the credit facility were also amended.

As of March 31, 2023, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $2,936.6 million ($2,298.5 million as of December 31, 2022) while the net fair value of related hedging derivative instruments was in an asset position of $189.6 million ($196.1 million as of December 31, 2022).

6.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2022 and March 31, 2023	10,739,285	$312.9

7.	STOCK-BASED COMPENSATION PLANS

The following table provides details of changes to outstanding options in the stock-based compensation plan of Quebecor in which management of the Corporation participates, for the three-month period ended March 31, 2023:

	Outstanding options
	Number	Weighted average exercise price

As of December 31, 2022	1,048,934	$29.06
Exercised	(3,733)	26.52
Cancelled	(56,867)	29.87
As of March 31, 2023	988,334	$29.02
Vested options as of March 31, 2023	121,664	$28.54

For the three-month period ended March 31, 2023, a $0.9 million charge was recorded related to all stock-based compensation plans ($0.4 million in 2022).

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDER

	Cash flow hedges[1]	Defined benefit plans	Total

Balance as of December 31, 2021	$26.4	$(47.2)	$(20.8)
Other comprehensive (loss) income	(8.9)	50.0	41.1
Balance as of March 31, 2022	17.5	2.8	20.3
Other comprehensive (loss) income	(43.8)	6.8	(37.0)
Balance as of December 31, 2022	(26.3)	9.6	(16.7)
Other comprehensive income	3.7	–	3.7
Balance as of March 31, 2023	$(22.6)	$9.6	$(13.0)

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 6 1/4-year period.

9.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy, which reflects the significance of the inputs used in measuring its financial instruments:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2023 and December 31, 2022 are as follows:

	March 31, 2023		December 31, 2022
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,014.8)	$(5,556.1)	$(5,356.6)	$(4,800.7)
Derivative financial instruments
Foreign exchange forward contracts	1.6	1.6	3.4	3.4
Cross-currency swaps	189.6	189.6	196.1	196.1

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

10.	SUBSEQUENT EVENTS

On April 3, 2023, Videotron acquired Freedom Mobile Inc. (“Freedom”) from Shaw Communications Inc. (“Shaw”) for a purchase price of $2.85 billion. Videotron paid $2.17 billion in cash and assumed certain debts, mainly lease obligations. The consideration paid is still subject to certain post-closing adjustments. This acquisition immediately preceded the acquisition of Shaw by Rogers Communications Inc. (“Rogers”). All required regulatory approvals were obtained prior to both transactions. The acquisition of Freedom includes the Freedom Mobile brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. It also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone), roaming services and wholesale internet services. Videotron has also made certain commercial commitments to the Minister of Innovation, Science and Industry. These transactions will support the expansion of the Corporation’s telecommunications services in Ontario and Western Canada. The Corporation will provide a preliminary purchase price allocation related to this transaction in its second-quarter 2023 financial statements.

On the same date, Videotron entered into a new $2.10 billion secured term credit facility with a syndicate of financial institutions, consisting of three tranches of equal size maturing in October 2024, April 2026 and April 2027, respectively. The term credit facility bears interest at Bankers’ acceptance rate, Secured Overnight Financing Rate (SOFR), Canadian prime rate or U.S. prime rate, plus a premium determined by Videotron’s leverage ratio. On April 10, 2023, Videotron entered into a floating-to-fixed interest rate swap in relation with the $700.0 million tranche maturing in April 2027, fixing the interest rate at 5.203% based on Videotron’s current leverage ratio. The swap becomes effective on May 4, 2023 and matures on April 3, 2027.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Jean-François Lescadres

By:	Jean-François Lescadres
Vice President Finance

Date: May 16, 2023